UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. )*
      Also reference previous filing by Heine Securities
Corporation

                     American National Bancorp, Inc.
                            (Name of Issuer)

                                Common
                     (Title of Class of Securities)

                              027722107
                             (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      380,500

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles B. Johnson
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      380,500

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rupert H. Johnson, Jr.
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      380,500

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Mutual Advisers, Inc.
      22-3463202

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            331,500 (See Item 4)

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

            331,500 (See Item 4)

      8.    SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      331,500

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.2%

12.   TYPE OF REPORTING PERSON

      IA



Item 1.
(a)  Name of Issuer

     American National Bancorp, Inc.

(b)  Address of Issuer's Principal Executive Offices

     211 North Liberty Street
     Baltimore, MD  21201

Item 2.
(a)  Name of Person Filing

       (i)    Franklin Resources, Inc.
       (ii)   Charles B. Johnson
       (iii)  Rupert H. Johnson, Jr.
       (iv)   Franklin Mutual Advisers, Inc.

(b)  Address of Principal Business Office

     (i), (ii), and (iii):
     777 Mariners Island Blvd.
     San Mateo, California 94404

     (iv):
     51 John F. Kennedy Parkway
     Short Hills, NJ  07078

(c)  Place of Organization or Citizenship

     (i) and (iv): Delaware
     (ii) and (iii): USA

(d)  Title of Class of Securities

     Common

(e)  CUSIP

     027722107


Item 3.  The persons filing this Schedule 13G are:

         (i)    Franklin Resources, Inc.
                   (g)  Parent Holding Company
         (ii)   Charles B. Johnson
                   (g)  Principal Shareholder of Parent Holding
Company
         (iii)  Rupert H. Johnson, Jr.
                   (g)  Principal Shareholder of Parent Holding
Company
         (iv)   Franklin Mutual Advisers, Inc.
                   (e)  Investment Adviser


Item 4.  Ownership
The securities reported on herein are owned by one or more open and closed-end investment companies or private accounts which are managed by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such advisory subsidiaries all voting and investment power over the securities owned by such advisory clients. Therefore, such advisory subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FRI, the Principal Shareholders and each advisory subsidiary disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement.

FRI, the Principal Shareholders, and each advisory subsidiary are of the view that they are not acting as a "group" for purposes of
Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

On November 1, 1996, Franklin Mutual Advisers, Inc., a newly formed wholly-owned subsidiary of FRI, acquired certain of the assets and liabilities of Heine Securities Corporation ("HSC") and became the investment adviser to the Franklin Mutual Series Fund Inc. ("FMSFI"). Certain of the shares of American National Bancorp, Inc. reported on herein were reported on in prior Schedule 13G filings by HSC, the previous investment adviser to FMSFI.

      (a)   Amount Beneficially Owned

            380,500

      (b)   Percent of Class

            10.6%

      (c)   Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  Franklin Resources, Inc.:           0
                  Charles B. Johnson:                 0
                  Rupert H. Johnson, Jr.:             0
                  Franklin Mutual Advisers, Inc.:     331,500
                  Franklin Advisory Services, Inc.:   49,000

            (ii)  Shared power to vote or to direct the vote


            (iii) Sole power to dispose or to direct the disposition of

                  Franklin Resources, Inc.:           0
                  Charles B. Johnson:                 0
                  Rupert H. Johnson, Jr.:             0
                  Franklin Mutual Advisers, Inc.:     331,500
                  Franklin Advisory Services, Inc.:   49,000

            (iv) Shared power to dispose or to direct the disposition of


Item 5.  Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

       Mutual Discovery Fund, a series of Franklin Mutual Series Fund Inc., holds more than 5% of the securities reported on herein. One or more other series of investment companies registered with the SEC or private accounts have the right to receive dividends from and the proceeds from the sale of such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company

       Franklin Mutual Advisers, Inc.               3(e)
       Franklin Advisory Services, Inc.             3(e)


Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable
Item 10.  Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report that it is the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 9, 1996


S\DEBORAH R. GATZEK                 S\DEBORAH R. GATZEK



Deborah R. Gatzek                   Deborah R. Gatzek
Franklin Resources, Inc.            Franklin Advisory Services,
Inc.
Senior Vice President               Vice President
& General Counsel                   & Assistant Secretary

S\DEBORAH R. GATZEK


Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary


S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13G



S\RUPERT H. JOHNSON, JR
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G
POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
December 9, 1996.

S\DEBORAH R. GATZEK                 S\DEBORAH R. GATZEK



Deborah R. Gatzek                   Deborah R. Gatzek
Franklin Resources, Inc.            Franklin Advisory Services,
Inc.
Senior Vice President               Vice President
& General Counsel                   & Assistant Secretary

S\DEBORAH R. GATZEK


Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary


S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13G



S\RUPERT H. JOHNSON, JR
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G